UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Brookfield Renewable Corporation

(Name of Issuer)

class A exchangeable subordinate voting shares, no par value

(Title of Class of Securities)

11284V105

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,813,835(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,813,835(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,813,835(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This amount includes class A exchangeable subordinate voting shares, no par value (the “Class A Shares”) of Brookfield Renewable Corporation (the “Issuer”) held as follows: 14,858,019 Class A Shares held by Brookfield Renewable Power Inc., 28,961,500 Class A Shares held by Brookfield Investments Corporation and 994,316 Class A Shares held by BREP Holding L.P., each of which is a subsidiary of Brookfield Asset Management Inc.

(2)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 172,201,415 as of February 16, 2021.
(3)

Brookfield Renewable Partners L.P. and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield Asset Management Inc. and Brookfield Renewable Partners L.P. hold an approximate 81.5% voting interest in the Issuer.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,813,835(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,813,835(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,813,835(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%(5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(4)	Includes 44,813,835 Class A Shares beneficially owned by Brookfield Asset Management Inc.
(5)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 172,201,415 as of February 16, 2021.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE POWER INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,852,335(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,852,335(6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,852,335(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%(7)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(6)	Includes 994,316 Class A Shares beneficially owned by BREP Holding L.P., a subsidiary of Brookfield Renewable Power Inc.
(7)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 172,201,415 as of February 16, 2021.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD INVESTMENTS CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,961,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,961,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,961,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%(8)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(8)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 172,201,415 as of February 16, 2021.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(9)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(9)

Brookfield Renewable Partners L.P. and its affiliates beneficially owns all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield Asset Management Inc. and Brookfield Renewable Partners L.P. hold an approximate 81.5% voting interest in the Issuer.

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D is being filed to by Brookfield Asset Management Inc. (“Brookfield”), Partners Limited (“Partners”), Brookfield Renewable Power Inc. (“BRPI”), Brookfield Investments Corporation (“BIC”), Brookfield Renewable Partners L.P. (“BEP”) and Brookfield Renewable Partners Limited (“BRPL,” and collectively with Brookfield, Partners, BRPI, BIC and BEP, the “Reporting Persons”) to reflect the closing on February 16, 2021 of the previously announced secondary offering (the “Offering”) by BIC, BPY Holdings Inc. (“BPYH”), BPY Canada Investor Inc. (“BPYCI”), Brookfield International Limited (“BIL”), Brookfield Holdings (Alberta) Limited (“BHAL”), and Brookfield Financial Real Estate Holdings Inc. (“BFREH,” and collectively with BIC, BPYH, BPYCI, BIL and BHAL, the “Selling Shareholders”), each a subsidiary of Brookfield, of an aggregate of 15,000,000 class A exchangeable subordinate voting shares, no par value (“Class A Shares”) of Brookfield Renewable Corporation (the “Issuer”).

Information and defined terms reported in the original Schedule 13D remain in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 2.

Item 2. Identity and Background.

Item 2 of the original Schedule 13D is hereby amended and supplemented as follows:

Schedules I, II, III, IV and V hereto set forth updated names of directors and executive officers of Brookfield, Partners, BRPI, BIC, and BRPL (to be included as Scheduled Persons), respectively, and their respective principal occupations, addresses, and citizenships.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the original Schedule 13D is hereby amended and supplemented as follows:

On February 10, 2021, the Selling Shareholders, BRPI, BREP Holding L.P., BEP and the Issuer entered into an Underwriting Agreement (the “Underwriting Agreement”) with the underwriters party thereto (the “Underwriters”), pursuant to which the Selling Shareholders agreed to sell an aggregate of 15,000,000 Class A Shares to the Underwriters for an aggregate gross purchase price of $772,500,000, or $51.50 per Class A Share. In addition, BIC has granted the Underwriters an option to purchase an additional 2,250,000 Class A Shares at the same price as the sales made in the Offering, which option is exercisable until March 18, 2021. The Offering closed on February 16, 2021.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated by reference as Exhibit 99.7.

Item 4. Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby supplemented as follows:

The information set forth in Item 3 of this Amendment No. 2 is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Class A Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 44,813,835 shares, constituting 26.0% of the Issuer’s currently outstanding Class A shares. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of the Issuer of 172,201,415 outstanding as of February 16, 2021.

(i) Brookfield

a.	Brookfield may be deemed the beneficial owner of 44,813,835* Class A Shares, constituting a percentage of approximately 26.0%

b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 44,813,835* Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 44,813,835* Class A Shares

*

Includes 14,858,019 Class A Shares held by BRPI, 28,961,500 Class A Shares held by BIC and 994,316 Class A Shares held by BREP Holding L.P. (“BREPH”). The general partner of BREPH is BRP Bermuda GP Limited (“BRP Bermuda”). BRPI, BIC, BREPH and BRP Bermuda are each a subsidiary of Brookfield.

(ii) Partners

a.	Partners may be deemed the beneficial owner of 44,813,835* Class A Shares, constituting a percentage of approximately 26.0%

b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 44,813,835* Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 44,813,835* Class A Shares

*	This amount includes 44,813,835 Class A Shares beneficially owned by Brookfield.

(iii) BRPI

a.	BRPI may be deemed the beneficial owner of 15,852,335* Class A Shares, constituting a percentage of approximately 9.2%

b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 15,852,335* Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 15,852,335* Class A Shares

*	Includes 994,316 Class A Shares held by BREPH. The general partner of BREPH is BRP Bermuda, and BREPH and BRP Bermuda are subsidiaries of BRPI.

(iv) BIC

a.	BIC may be deemed the beneficial owner of 28,961,500 Class A Shares, constituting a percentage of approximately 16.8%

b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 28,961,500 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 28,961,500 Class A Shares

(v) BEP

a.	BEP does not beneficially own any Class A Shares

b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(vi) BRPL

a.	BRPL does not beneficially own any Class A Shares

b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(c) Prior to the closing of the Offering, (i) BRPI transferred to BIC, BPYCI, BIL, BHAL and BFREH 37,011,500 Class A Shares, 4,800,000 Class A Shares, 450,000 Class A Shares, 600,000 Class A Shares and 1,100,000 Class A Shares, respectively, of which BIC, BPYCI, BIL, BHAL and BFREH sold 3,950,000 Class A Shares, 4,800,000 Class A Shares, 450,000 Class A Shares, 600,000 Class A Shares and 1,100,000 Class A Shares, respectively, in the Offering and (ii) BIC transferred to BPYH 4,100,000 Class A Shares, of which BPYH sold 4,100,000 Class A Shares in the Offering. Other than the transactions described in this Amendment No. 2, there have been no transactions by the Reporting Persons in the Class A Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 of this Amendment No. 2 is hereby incorporated by reference.

As of February 16, 2021, Brookfield and BEP hold an approximate 81.5% voting interest in the Issuer, BEP may receive up to 172,201,415 Class A Shares in accordance with the terms of the Class A Shares and Brookfield may receive up to 127,387,580 Class A Shares in accordance with the terms of the Rights Agreement.

Item 7. Materials to Be Filed as Exhibits.

Item 7 of the original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.7 – Underwriting Agreement, dated February 10, 2021, by and among the Selling Shareholders, the Issuer, BEP, BRPI, BREP Holding L.P. and the Underwriters (incorporated by reference from the Issuer’s and BEP’s Form 6-K filed with the Securities and Exchange Commission on February 12, 2021).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

February 17, 2021	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President

PARTNERS LIMITED

	By:	/s/ Brian Lawson
Name: Brian Lawson
Title: President

BROOKFIELD RENEWABLE POWER INC.

	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: Senior Vice President and Secretary

BROOKFIELD INVESTMENTS CORPORATION

	By:	/s/ Tom Corbett
Name: Tom Corbett
Title: Vice President and Chief Financial Officer

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner BROOKFIELD RENEWABLE PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD RENEWABLE PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Justin B. Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer, Brookfield	Canada

Jeffrey M. Blidner, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Angela F. Braly, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario, M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu, Director	c/o Suite 1210, 225 – 6th Ave. S.W. Calgary, Alberta, T2P 1N2, Canada	Corporate Director	Canada

Maureen Kempston Darkes, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Janice Fukakusa, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Murilo Ferreira, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Former Chief Executive Officer, Vale SA	Brazil

J. Bruce Flatt, Director, Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer, Brookfield	Canada

Nicholas H. Goodman, Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Managing Partner and Chief Financial Officer, Brookfield	United Kingdom

Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate, Brookfield	Canada

Brian D. Lawson, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair and Director, Brookfield	Canada

Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity, Brookfield	Canada

Howard S. Marks, Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management	U.S.A.

Frank J. McKenna, Director	TDCT Tower, 161 Bay Street, 35th Floor, Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments, Brookfield	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Hutham S. Olayan, Director	505 Park Avenue, New York, NY 10022, U.S.A.	Chairman of The Olayan Group	U.S.A. and Saudi Arabia

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer, Brookfield	Canada

Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure, Brookfield	Canada

Ngee Huat Seek, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore

Sachin G. Shah, Managing Partner, Chief Investment Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer, Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

Connor Teskey, Managing Partner and Chief Executive Officer Renewable Power	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer Renewable Power, Brookfield	Canada

SCHEDULE II

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President – Finance, Brookfield	Canada

Jack L. Cockwell, Director and Chairman of the Board	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator and Corporate Secretary, Brookfield	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate, Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity, Brookfield	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure, Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Sachin Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer, Brookfield	Canada

Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury, Brookfield	Canada

SCHEDULE III

BROOKFIELD RENEWABLE POWER INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Douglas Christie, Director and Senior Vice-President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield	Canada

Julian Deschatelets, Director and Senior Vice-President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield	Canada

Wyatt Hartley, Director and Chief Financial Officer	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada

Jennifer Mazin, Director and Senior Vice-President and Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada

Connor Teskey, Chief Executive Officer	One Canada Square, Level 25, Canary Wharf, London, E14 5AA United Kingdom	Managing Partner, Chief Executive Officer Renewable Power, Brookfield	Canada

Ruth Kent, Chief Operating Officer	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Ireland

SCHEDULE IV

BROOKFIELD INVESTMENTS CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Thomas Corbett, Vice President and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director, Finance, Brookfield	Canada

Lorretta M. Corso, Vice President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator and Corporate Secretary, Brookfield	Canada

Howard Driman, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Frank L.C. Lochan, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Edward C. Kress, Director, Chairman and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Danesh K. Varma, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Corporate Director	United Kingdom

Leslie Yuen, Vice President and Controller	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Brookfield	Canada

SCHEDULE V

BROOKFIELD RENEWABLE PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey M. Blidner, Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Nancy Dorn, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	U.S.A.

Scott Cutler, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Chief Executive Officer, StockX	U.S.A.

David Mann, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	Canada

Lou Maroun, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	Canada

Sachin Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Managing Partner, Chief Investment Officer, Brookfield	Canada

Stephen Westwell, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	United Kingdom

Patricia Zuccotti, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	U.S.A.

Gregory Ernest Alexander Morrison, President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President of Brookfield Bermuda Ltd	Canada

Gregory Noel McConnie, Vice President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President and CEO of Brookfield International Bank Inc.	Barbados

James Alexander Bodi, Vice President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	CEO of Brookfield Bermuda Ltd	Canada

Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Manager – Corporate Services of Brookfield Bermuda Ltd	United Kingdom

Anna Knapman-Scott, Assistant Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Operations Manager and Legal Counsel of Brookfield Bermuda Ltd	United Kingdom